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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.       )*
                                            ------

                             Hambrecht & Quist Group
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   406545 10 3
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                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2-95)
                                Page 1 of 5 Pages
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CUSIP No. 406545103
Page 2 of 5 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     William R. Timken
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  / /
     (b)  / /
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3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                         5    SOLE VOTING POWER

      NUMBER OF               1,572,875
       SHARES            -------------------------------------------------------
    BENEFICIALLY         6    SHARED VOTING POWER
      OWNED BY
        EACH                  -0-
      REPORTING          -------------------------------------------------------
     PERSON WITH         7    SOLE DISPOSITIVE POWER

                              1,572,875
                         -------------------------------------------------------
                         8    SHARED DISPOSITIVE POWER

                              -0-
-------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,572,875
-------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.7%
-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT
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CUSIP No 406545103
Page 3 of 5 Pages

ITEM 1.

     (a)  NAME OF ISSUER:

     Hambrecht & Quist Group (the "Issuer")

     (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     c/o Hambrecht & Quist LLC
     One Bush Street
     San Francisco, CA  94104

ITEM 2.

     (a)  NAME OF PERSON FILING:

     William R. Timken

     (b)  ADDRESS OF PRINCIPAL OFFICE:

     One Bush Street
     San Francisco, CA  94104

     (c)  CITIZENSHIP:

     U.S.A.

     (d)  TITLE OF CLASS OF SECURITIES:

     Common Stock, par value $0.01 per share

     (e)  CUSIP NUMBER:

     406545103

ITEM 3.   TYPE OF REPORTING PERSON:

          Inapplicable

ITEM 4.

     (a)  AMOUNT BENEFICIALLY OWNED:

          1,572,875 (includes options to purchase 40,000 shares of common stock exercisable within 60 days of December 31, 1996 and 27,275 shares held in trust for the benefit of the reporting person by the Hambrecht & Quist Group Savings and Employee Stock Ownership Plan and in a trust created for the benefit of current and former employees of the Issuer relating to the transfer of the Issuer's interest in Hambrecht & Quist, L.P., a California limited partnership)

     (b)  PERCENT OF CLASS:

          6.7%

          (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:


                    (i)  Sole power to vote or to direct the vote:

                         1,572,875 (includes options to purchase 40,000 shares of

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CUSIP No 406545103
Page 4 of 5 Pages

                    common stock exercisable within 60 days of December 31, 1996 and 27,275 shares held in trust for the benefit of the reporting person by the Hambrecht & Quist Group Savings and Employee Stock Ownership Plan and in a trust created for the benefit of current and former employees of the Issuer relating to the transfer of the Issuer's interest in Hambrecht & Quist, L.P., a California limited partnership)

               (ii) Shared power to vote or to direct the vote:
                    -0-

              (iii) Sole power to dispose or direct the disposition of:

                    1,572,875 (includes options to purchase 40,000 shares of common stock exercisable within 60 days of December 31, 1996 and 27,275 shares held in trust for the benefit of the reporting person by the Hambrecht & Quist Group Savings and Employee Stock Ownership Plan and in a trust created for the benefit of current and former employees of the Issuer relating to the transfer of the Issuer's interest in Hambrecht & Quist, L.P., a California limited partnership)

               (iv) Shared power to dispose or direct the disposition of:
                    -0-

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Inapplicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          Inapplicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          Inapplicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Inapplicable

ITEM 9.   NOTICE OF DISSOLUTION OF THE GROUP:

          Inapplicable

ITEM 10.  CERTIFICATION:

          Inapplicable
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CUSIP No 406545103
Page 4 of 5 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             February 12, 1997
                                   ______________________________________
                                                  Date

                                           /s/ William R. Timken
                                   ______________________________________
                                                Signature

                                             William R. Timken
                                   ______________________________________
                                                    Name/Title